Exhibit 99.8
Consent of Independent Auditors
We hereby consent to the use in this Annual Report on Form 40-F of Transition Therapeutics Inc. of our report dated September 11, 2007 relating to the consolidated financial statements of Transition Therapeutics Inc. as at and for the years ended June 30, 2007 and 2006 which appear in Exhibit 99.3 of this Form 40-F.
/s/ PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
September 11, 2007